

February 13, 2026

Cameron Reynolds
Chief Executive Officer
VolitionRx Limited
1489 West Warm Springs Road, Suite 110
Henderson, NV 89014

      Re: **VolitionRx Limited**
            Registration Statement on Form S-3
            Filed February 09, 2026
            File No. 333-293314

Dear Cameron Reynolds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marc G. Alcser, Esq.